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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER
                            ------------------------


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of January 2005


                              AETERNA ZENTARIS INC.
                   ------------------------------------------
                    (Formerly named AEterna Laboratories Inc.)

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F        Form 40-F X
                                ------             ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                 Yes      No X
                                    -----     -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                    ------



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                                 DOCUMENTS INDEX



Documents Description
---------------------

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
1.              Press release dated January 25, 2005 - AEterna Zentaris Subsidiary Atrium
                Biotechnologies Acquires Canadian Business Multichem
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                                                                         [LOGO]


AEterna Zentaris Inc. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada  G1P 4P5  T 418 652-8525  F 418 652-0881
www.aeternazentaris.com


                                                          PRESS RELEASE
                                                          For immediate release



AETERNA ZENTARIS SUBSIDIARY ATRIUM BIOTECHNOLOGIES ACQUIRES
CANADIAN BUSINESS MULTICHEM

ALL AMOUNTS ARE IN CANADIAN DOLLARS

QUEBEC CITY, CANADA, JANUARY 25, 2005 - AEterna Zentaris Inc. (TSX: AEZ; Nasdaq:
AEZS) today announced the closing of the acquisition of all Multichem assets by its subsidiary Atrium Biotechnologies Inc., for the total amount of 23.8 million dollars of which 22.2 million dollars were paid in cash at the closing. This acquisition was financed through Atrium's working capital, as well as from a new banking credit facility. Multichem is a privately-held Canadian company specialized in the marketing of active ingredients and specialty chemicals.

"The Multichem acquisition allows us to significantly increase our presence on the North American market in the active ingredients and specialty chemicals sector", said Luc Dupont, President and Chief Executive Officer of Atrium. "Furthermore, it is part of our growth strategy aimed at positioning Atrium among the leaders at the international level, in both our activity sectors which are Active Ingredients & Specialty Chemicals, as well as Health & Nutrition."

Gilles Gagnon, President and Chief Executive Officer at AEterna Zentaris added, "Atrium has again demonstrated its ability to make accretive strategic acquisitions that contribute to the global growth of AEterna Zentaris."


ABOUT MULTICHEM

Founded in 1985, Multichem is a privately-held Canadian company specialized in the marketing of active ingredients and specialty chemicals. It has a portfolio of over 400 products sold to more than 500 customers in Canada and the North Eastern United States through its offices in the Montreal and Toronto regions. For the fiscal year ended August 31, 2004, Multichem sales exceeded 60 million dollars.


ABOUT ATRIUM BIOTECHNOLOGIES

Atrium Biotechnologies Inc., a 61.1%-owned subsidiary of AEterna Zentaris, is an international company that develops, manufactures and markets value-added products and solutions for the cosmetics, pharmaceutical, chemical and nutritional industries. Atrium focuses mainly on growing segments of the health and personal care markets which are benefiting from the trends toward healthy living and the ageing of the population.


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                                                                      [LOGO]


ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is an oncology and endocrine therapy focused biopharmaceutical company with proven expertise in drug discovery, development and commercialization. The Company's broad 20 product pipeline leverages five different therapeutic approaches, including LHRH antagonists and signal transduction inhibitors. The lead LHRH antagonist compound, cetrorelix, is currently marketed for IN VITRO fertilization under the brand name Cetrotide(R), and has successfully completed a broad Phase II program in endometriosis and benign prostatic hyperplasia (BPH). The lead signal transduction inhibitor compound, perifosine, is an orally-active AKT inhibitor that is in several Phase II trials for multiple cancers.

News releases and additional information about AEterna Zentaris are available on its new Web site www.aeternazentaris.com.
                 -----------------------

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

                                      -30-
CONTACTS:

MEDIA RELATIONS                            INVESTOR RELATIONS
Paul Burroughs                             Ginette Vallieres
(418) 652-8525 ext. 406                    (418) 652-8525 ext. 265
paul.burroughs@aeternazentaris.com         ginette.vallieres@aeternazentaris.com
----------------------------------         -------------------------------------

EUROPE
Matthias Seeber
+49-6942602-3425
matthias.seeber@zentaris.com
----------------------------


                                       2
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                                    SIGNATURE
                                    ---------


             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                AETERNA ZENTARIS INC.


Date:  January 25, 2005                         By:  /s/Mario Paradis
-----------------------                              ---------------------------
                                                     Mario Paradis
                                                     Senior Finance Director and
                                                     Corporate Secretary